1601 Bryan Street	Andrew M. Wright	T 214.812.6038
Dallas, Texas 75201-3411	Vice President and Associate	C 214.587-6500
	General Counsel	F 214.812.4072
	Legal	awright@energyfutureholdings.com

October 22, 2008

BY EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561

Re:	Energy Future Holdings Corp.
Registration Statement on Form S-4 (“Form S-4”)
File No. 333-153529

Ladies and Gentlemen:

Transmitted herewith are the responses of Energy Future Holdings Corp. (the “Company”) to the comments made in your letter dated October 10, 2008 to Andrew M. Wright. Your comments and our responses thereto are set forth below.

General

1. Please be advised that we will be unable to accelerate effectiveness of any Securities Act filing of the company until the outstanding comments on the company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 have been resolved. To the extent that our comments on the Form 10-K requested disclosure in future filings, please revise the Form S-4 to comply with such comments. In addition, you will need to amend your 10-K in order to comply with comment five below.

Response: We will not request effectiveness of the Form S-4 until the outstanding comments on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“Form 10-K”) have been resolved. We will amend the Form S-4 per our responses set forth in this letter and the letter to the Staff regarding the Form 10-K, dated October 3, 2008. Please see our response to comment five below regarding amending the Form 10-K.

Mr. H. Christopher Owings

Securities and Exchange Commission

October 22, 2008

Recent Developments, page 5

2. Please supplementally explain how you are able to make the assertion of immateriality of Lehman exposure with respect to transactions that are part of your corporate hedging program. Tell us how you analyze counter party risk for all counter parties (including investment grade).

Response: As we disclosed in a Form 8-K, dated October 9, 2008, at the time we terminated all of our wholesale energy marketing transactions with certain subsidiaries of Lehman Brothers, Inc., which included positions in our corporate hedge program, our net financial position with respect to all such transactions was approximately $26 million in-the-money. These transactions represented less than 10% of the natural gas swap transactions (on an MMBtu basis) in our overall corporate hedge program (total program is 2.4 billion MMBtu).

As disclosed in the Form 8-K, we expect to reserve the $26 million receivable as a pre-tax charge to our third quarter results of operations. We expect to incorporate our third quarter results into the Form S-4 prior to requesting acceleration of its effectiveness.

In the Form S-4, we discuss our credit risk policies and practices in the Quantitative and Qualitative Disclosures About Market Risk section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

Forward-Looking Statements, page 44

3. Please remove the references to Section 21E of the Securities Exchange Act of 1934 or tell us how you think it applies to the company. Section 21E is only available to companies who are currently subject to the reporting requirements of the Securities Exchange Act of 1934.

Response: We will remove the references to Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in the Form S-4.

Capitalization, page 49

4. Please revise to delete cash and cash equivalents form your tabular presentation. Capitalization generally includes long-term debt, stock and retained earnings. To the extent you believe the information is vital to an investor’s understanding of your business, you may include a discussion of cash in the liquidity and capital resources section of MD&A.

Response: We will remove cash and cash equivalents from the capitalization table.

Mr. H. Christopher Owings

Securities and Exchange Commission

October 22, 2008

The revised table is shown below:

Debt:
EFH Corp.:
EFH Corp. Notes	4,500
Other unsecured debt	1,815

Total EFH Corp. debt	6,315
EFC Holdings:
Secured debt (a)	100
Unsecured debt (b)	9

Total EFC Holdings debt	109

TCEH:
TCEH Senior Secured Facilities	23,947
TCEH Notes	6,750
Other secured debt	220
Other unsecured debt	1,437

Total TCEH debt	32,354

Oncor:
Secured debt	5,408

Debt of other subsidiaries:
Secured debt (c)	107

Total consolidated debt	44,293
Total shareholders’ equity	2,092

Total capitalization	$46,385

(a)	Does not include EFC Holdings’ guarantee of TCEH Senior Secured Facilities.
(b)	Does not include EFC Holdings’ guarantee of EFH Corp. Notes.
(c)	Consists of building financing lease.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Results of Operation for the Year ended December 31, 2007 and 2006

5. Please note that it is not appropriate to combine information for successor/predecessor periods and discuss such results irrespective of management’s belief that it is the most meaningful comparison of the results. Please note that you should present a discussion of the historical stub periods. Such discussion would focus on the key metrics of the stub period such as margin or expenses as a percentage of revenues. To the extent each stub period is subject to a seasonality factor, you should address that in your discussion. We realize discussion of the stub periods per se would not allow for comparisons to be made between the annual periods. Therefore we would not object to a supplemental pro forma presentation and analysis for the year in which the acquisition took place compared to a pro forma presentation for the immediately preceding year. We would object to pro forma presentations for periods prior to the immediately preceding period. We would not object to a comparative discussion of the 2005 to 2006 historical results as presented. Please note that the supplemental presentation and discussion should be in addition to the historical discussion of the stub periods with no greater

Mr. H. Christopher Owings

Securities and Exchange Commission

October 22, 2008

prominence. Disclosure should be provided to explain how the pro forma presentation was derived and why you believe such presentation to be useful as well as any potential risks associated with using such a presentation. To the extent you have presented a pro forma presentation pursuant to Article 11 of Regulation S-X, you need not repeat the columnar presentation and adjustments for that period. However you may need a summary presentation of the adjustments to any pro forma presentation that is not required by Article 11. Please also consider whether the presentations in previously filed financial statements are appropriate. We may have further comment.

Response: In preparing the Form10-K discussion of results of operations, we deliberated at length the presentation that would best communicate to investors the results of our business and the effects of the merger transaction on October 10, 2007 (“the “Merger”) on those results. In our deliberations, we considered the following:

• The scope and nature of our operating activities were unchanged by the Merger.

• The Merger was closed late in the year, so there was less than three months of activity in the 2007 successor period.

• The effects on results in the 2007 successor period of purchase accounting and the increased debt arising in the Merger could be accurately quantified and was disclosed.

• Comparisons of pro forma 2007 to 2006 results would require estimates and would increase the lack of comparability between the periods as the Merger and resulting change in basis occurred in the fourth quarter of 2007.

• Combining results of the 2007 predecessor and successor periods for comparison to 2006 results, with full disclosure of the effects of purchase accounting and increased debt on the successor period, resulted in a clear and straightforward presentation. This approach is consistent with the way senior management views the operations as supported by our earnings press releases.

• Future comparisons of results would be on the same basis; that is to say, results in the first three quarters of 2008 would be compared to pre-Merger 2007 quarters with quantification of the effects of the Merger.

• We noted that other companies that had been acquired in a private-equity led leveraged buyout had taken the same approach in their filings under the Exchange Act and the Securities Act of 1933, as amended (the “Securities Act”).

• Based on a review of other registrants with predecessor/successor presentation and related Staff comment letters, we noted that in some instances, the Staff had allowed combining predecessor and successor periods, providing the

Mr. H. Christopher Owings

Securities and Exchange Commission

October 22, 2008

disclosure clearly addressed the change in basis, the non-GAAP nature of the presentation and that the purpose of the combination was solely to facilitate a meaningful discussion of results. We did provide such disclosure in the Form S-4 with appropriate prominence.

We discussed our preferred approach with senior management, our independent accountants and the audit committee of our board of directors. We were aware that specific guidance from the Commission on this matter consisted of a speech by a member of the Commission Staff at the AICPA conference in December of 2007, which was discussed with us by our independent accountants. That guidance was not consistent with what we noted in certain Staff comment letters as noted above.

We believe that MD&A disclosure by its nature requires management’s judgment as to communicating results and trends in the business in a manner that is most meaningful under the circumstances.

We would appreciate the opportunity to discuss this matter further and gain understanding of the inappropriateness of our approach and specifically what the Staff would expect the presentation should be in the Form S-4 and future filings.

Unaudited Pro Forma Condensed Statement of Consolidated Income (Loss), page 50

6. We note adjustments (c) and (d) aggregate different categories of assets and contracts/rights with significantly different useful lives into net adjustments. Please expand your disclosure to indicate the nature of the item, the fair values adjustment by assets class and the related useful life by item so that the components comprising each adjustment are evident. Groupings of similar lived assets would be acceptable.

Response: We will expand the disclosure for notes (c) and (d) to unaudited pro forma condensed statement of consolidated income (loss) as shown below:

(c) Fuel, purchased power costs and delivery fees — Represents pro forma adjustments required to record the amortization related to the fair value of intangible assets related to contracts and other legal or economic rights. For purposes of this adjustment, amortization was determined for different categories of intangible assets based on a straight-line method over useful lives ranging from 2 to 30 years. These adjustments increased costs and expenses by approximately $205 million for the year ended December 31, 2007. Of the $205 million, $158 million relates to intangible asset and liability amortization. The amortization consists of $79 million for favorable purchase and sales contracts with a weighted average life of 11 years, and $80 million for emission and renewable energy credits with a weighted average life of 23 years, slightly offset by $1 million for unfavorable purchase and sales contracts with a weighted average life of 11 years. See Note 3 and Note 28 (under Other Noncurrent Liabilities and Deferred Credits) to the 2007 year-end Financial Statements for additional details of these intangible assets and liabilities. These adjustments are required to be made to the fuel, purchased power costs and delivery

Mr. H. Christopher Owings

Securities and Exchange Commission

October 22, 2008

fees line item in the income statement since the activity associated with the underlying contracts or other legal or economic rights is reported as a component of such costs. Adjustments also include $47 million in additional amortization expense related to nuclear fuel balances included in property, plant and equipment, reflecting a $299 million increase in the valuation of the nuclear fuel amortized over a five-year life based on a straight-line amortization method.

(d) Depreciation and amortization expense — Represents the pro forma adjustment required to adjust property, plant and equipment to record power generation assets and other tangible property at their estimated fair values, as well as to record amortization of the fair value of customer relationship-based intangible assets. For purposes of this adjustment, depreciation and amortization was determined for different categories of property and intangible assets based on a straight-line method over estimated useful lives ranging from 4 to 45 years. These adjustments increased depreciation and amortization expense approximately $276 million for the year ended December 31, 2007, which consists of a $201 million increase in depreciation of property plant and equipment and a $75 million increase in amortization expense. The increase in depreciation expense primarily reflects depreciation on a straight-line basis of an increase of approximately $8 billion in the value of power generation assets with a weighted average useful life of 26 years. Depreciation expense is based on composite depreciation rates that reflect blended estimates of the lives of major asset components as compared to depreciation expense calculated on an asset-by-asset basis (see Note 1 to the 2007 year-end Financial Statements). The increase in amortization expense reflects amortization on a straight-line basis of the retail customer relationship intangible asset described in Note 3 to the 2007 year-end Financial Statements over the 4 year weighted average life of the asset. Transmission and distribution assets are considered to be at fair value due to the regulatory recovery of these assets based on historical costs; accordingly, there were no increases or decreases to depreciation expense related to the regulated assets of Oncor. An increase or decrease in the fair value of these assets of $500 million would result in an increase or decrease in depreciation and amortization expense of approximately $19 million on an annual basis.

7. Please provide a table showing how you determined the incremental adjustment of $2.1 billion to interest expense. Include in your table the aggregate amount of debt issuance costs, the amortization period, the method and the amount of amortization. If such amortization is the reason for the imbedded rate differing from the weighted average rate of 8.77%, please indicate such. Please also tell us why the imbedded rate changed from 9.5% at December 31, 2007 to 8.5% at June 30, 2008. If there was interim financing that was replaced with longer term debt, please advise how any deferred financing fees on such interim financing was reflected in the historical an pro forma financial statements as well as in the imbedded rate calculations. Finally, please disclose the components of the debt structure that comprise the assumed weighted-average interest rate of 8.77% for the new debt issued instead of the committed interest rate. We assume you did not present a sensitivity analysis regarding changes in interest rate because you have interest rate swap(s) in place that fully hedge your variable interest rate exposure. If

Mr. H. Christopher Owings

Securities and Exchange Commission

October 22, 2008

our understanding is incorrect, please disclose the effect on income of a 1/8 percent variance in interest rates. To the extent you elect to increase the principle amount of notes in lieu of paying cash, please provide some sensitivity analysis on the effect on pro forma interest expense of such an election.

Response: As we have not hedged all of our variable interest rate risk, the embedded cost of debt declined due primarily to declines in floating interest rates. Management did not plan to elect to use the toggle feature (payment of interest with new notes instead of cash) of the EFH Corp. or TCEH notes that have that feature, could not do so for the first semiannual payment of interest, and have not done so thus far. Therefore, there is no provision for (or sensitivity to) such an election in the pro forma adjustments.

We will provide a table and the estimated effect of a 1/8 percent change in interest rates as indicated below:

(f) Interest expense — Represents pro forma adjustments related to the increase in interest expense as a result of the borrowings made to finance the Merger, less certain interest expense associated with the debt that was repaid as part of the Merger. In connection with the Merger, approximately $31,482 million of new debt was incurred by EFH Corp. and its subsidiaries, with approximately $5,263 million of existing debt repaid, resulting in a net increase in debt of approximately $26,219 million. This increase in debt significantly increased the overall interest expense for EFH Corp. The estimated increase in interest expense was calculated based on an aggregate assumed weighted-average interest rate of approximately 8.77% for the new debt issued in connection with the Merger, adjusted for the repayment of existing debt. The pro forma interest expense adjustment reflects the effect of interest rate swaps with a notional amount of $15.050 billion related to the senior secured term loans of TCEH as if these swaps were effective January 1, 2007. See the table below for summary of the calculation of the annualized increase in interest expense, which was then prorated to the predecessor 2007 period to calculate the adjustment. Due to the remaining unhedged variable rate long-term debt, as of June 30, 2008, a 1/8 percent change in interest rates would result in an approximate $6 million change in pretax annual interest expense.

Additionally, this adjustment includes interest amounts arising from the fair valuation of the existing debt of EFH Corp. and its subsidiaries that remained outstanding after the Merger. The final determination of the fair value of the debt was based on the prevailing market interest rates as of the Merger and the related adjustment amortized as an increase (in the case of a discount to par value) or a decrease (in the case of a premium to par value) to interest expense over the remaining life of each debt issuance.

Further, this adjustment includes amounts to reduce interest expense for the removal of existing deferred financing costs, as well as the addition of interest expense associated with the estimated deferred financing costs in connection with the Merger.

Mr. H. Christopher Owings

Securities and Exchange Commission

October 22, 2008

Merger-related long-term debt issuances:	Principal	Interest Rate (a)	Swap Interest Rate (b)	Annualized Interest
TCEH Initial Term Loan Facility maturing October 10, 2014	$16,450	8.3960	8.0055	$1,322
TCEH Delayed Draw Term Loan Facility maturing October 10, 2014	2,150	8.3780		180
TCEH Letter of Credit Facility maturing October 10, 2014	1,250	3.6200		45
TCEH Commodity Collateral Posting Facility maturing October 10, 2012	382	4.4730		17
TCEH Fixed Senior Notes due November 1, 2015	3,000	10.2500		308
TCEH Fixed Senior Notes Series B due November 1, 2015	2,000	10.2500		205
TCEH Senior Toggle Notes due November 1, 2016	1,750	10.5000		184
EFH Corp. Fixed Senior Notes maturing October 10, 2014	2,000	10.8750		218
EFH Corp. Fixed Senior Toggle Notes maturing October 10, 2014	2,500	11.2500		282

Total merger-related issuances	31,482	8.7664		2,761

Merger-related retirements:
TCEH credit facilities (c)	(2,055)	N/A		(117)
TCEH Floating Senior Notes due September 16, 2008	(1,000)	6.1940		(62)
TCEH Fixed Senior Notes due March 15, 2008	(247)	6.1250		(15)
TCEH Fixed Senior Notes due March 15, 2013	(995)	7.0000		(70)
TCEH fair value swaps (d)	(14)	N/A		(2)
EFC Holdings. unamortized discount (d)	(4)	N/A		(1)
EFH Corp. Fixed Senior Notes Series O due November 15, 2009	(997)	4.8000		(48)
EFH Corp. Floating Convertible Senior Notes due July 15, 2033	(25)	6.7430		(2)
EFH Corp. fair value swaps (d)	66	N/A		9
EFH Corp. unamortized discount (d)	8	N/A		1
Consolidated deferred financing costs (d)	—	N/A		(13)

Total merger-related retirements	(5,263)			(320)
Consolidated unamortized fair value discount (d)	(900)	N/A		129
Consolidated deferred financing costs (d)		N/A		130

Annual increase in interest expense				$2,700

Pro forma increase in interest expense (e)				$2,108

(a)	Floating rates are as of December 31, 2007 except for TCEH Floating Senior Notes due 2008, which are as of September 30, 2007. Totals are weighted averages.
(b)	Represents weighted average rate of $15.050 billion of floating to fixed interest rate swaps described above.
(c)	Annualized interest amount based on 2007 Predecessor period amounts due to variability in average rates and balances.
(d)	Amortization period assumed to be 7 years.
(e)	Pro forma adjustment applied to the 285 days in the Predecessor period (January 1, 2007 through October 10, 2007).

8. Please supplementally explain in detail the nature of the adjustment (e) to record generation-related regulatory assets at their estimated fair value. Please tell us why the predecessor carrying value of such regulatory assets did not represent fair value. Finally please provide summary disclosure of the nature and amount of the regulatory adjustment.

Response: In accordance with paragraphs 33 and 34 of SFAS 71, the predecessor

Mr. H. Christopher Owings

Securities and Exchange Commission

October 22, 2008

had recorded certain generation-related regulatory assets, which have been reviewed and approved by the Public Utility Commission of Texas for recovery but without earning a rate of return during the recovery period. As part of purchase accounting, the carrying value of these generation-related regulatory assets, which are securitized by transition bonds, was reduced by $213 million to record them at fair value as of the date of the Merger and the Successor will accrete this amount to other income over the remaining nine-year recovery period. The related securitization (transition) bonds were also fair valued and the resulting discount of $12 million will be amortized to interest expense over the remaining nine-year life of the bonds. Because the regulatory assets were not earning a rate of return and the transition bonds were not a component of Oncor’s cost of capital for rate setting purposes, it was appropriate to fair value the regulatory assets and the related transition bonds. We will amend the disclosure as indicated below to reference Note 28 to the 2007 year-end Financial Statements, which discusses the fair value of the regulatory asset.

(e) Other income — Represents the pro forma adjustment required to adjust Oncor’s generation-related regulatory assets, which were not earning a return, to their estimated fair values as discussed in Note 28 to the 2007 year-end Financial Statements under “Regulatory Assets and Liabilities”. For purposes of this adjustment, accretion was determined based on a straight-line method over a recovery period of nine years. This adjustment increased other income by approximately $24 million for the year ended December 31, 2007.

Note 2. Financial Statement Effects of the Merger, page F-9

9. It appears the Merger would be within the scope of EITF 88-16 since a NEWCO was used to acquire an OLDCO in a single highly leveraged transaction. If you do not agree please advise. If you do agree, please show us how you computed purchase price and whether any carryover of predecessor basis was incorporated into the purchase price determination. If due to an immaterial amount of continuing shareholders, please quantify how you were able to determine non-application was immaterial. We may have further comment.

Response: We considered the provisions of EITF 88-16, and concluded that the Merger was not within its scope, and that a full step-up in basis would be appropriate.

EITF 88-16 states:

“To distinguish an LBO transaction within the scope of this Issue from other business combinations, the LBO should be effected in a single highly leveraged transaction or a series of related and anticipated highly leveraged transactions that result in the acquisition by NEWCO of all previously outstanding common stock of OLDCO; that is, there can be no remaining minority interest.”

Mr. H. Christopher Owings

Securities and Exchange Commission

October 22, 2008

One of our employees elected to convert some of his equity in OLDCO into equity of NEWCO before the closing of the Merger and therefore the transaction does not meet the requirement of no remaining minority interest in OLDCO. In addition, this employee does not meet the definition of “Management” within EITF 88-16 and would be excluded from the control group under EITF 88-16. The employee holds less than 0.01% of the common shares of NEWCO.

EITF 88-16 also states:

“A partial or complete change in accounting basis is appropriate only when there has been a change in control of voting interest; that is, a new controlling shareholder or group of shareholders must be established.”

Through our analysis of Section 1 of EITF 88-16, we concluded that a change in control of voting interest occurred based upon our facts and circumstances.

Certain deferred share and stock option agreements exist with respect to four members of OLDCO management that are now members of NEWCO management and meet the definition of “Management” within EITF 88-16. These employees held OLDCO common stock as well as rights to receive cash or OLDCO common stock under previous incentive compensation arrangements. The OLDCO shares were disposed of for cash or a right to receive cash at the Merger date. Just prior to the Merger, the individuals entered into deferred share agreements whereby they agreed to roll over part of their right to receive cash into the right to receive NEWCO shares upon a change of control of NEWCO or cash at the individual’s option under certain circumstances. Unless the individual remains employed for five years, NEWCO has the right to repurchase any shares received by the individuals at the original price at the Merger date. We believe these arrangements do not constitute residual interests within EITF 88-16.

These individuals also were granted stock options as part of their new employment agreements with NEWCO. These options vest over the following five years, contingent upon continued employment and, for a portion of the options, the achievement of certain operating performance targets. Based upon the terms of the stock option agreements, we believe the options are not a disguised retention of the individual’s interest in OLDCO and these arrangements do not constitute residual interests within EITF 88-16.

The Company further concluded, that even if the Merger was within the scope of EITF 88-16 and the deferred share and stock option agreements were considered residual interests within EITF 88-16, considering the number of OLDCO shares and share equivalents held by these employees at the date of the Merger, management’s residual interests to be used in carryover basis would not be greater than 0.165%. Considering these facts and the dollar amount of the individuals’ carryover basis, we believed that the effect of applying EITF 88-16 would be immaterial.

Mr. H. Christopher Owings

Securities and Exchange Commission

October 22, 2008

Note 3. Goodwill and Identifiable Intangible Assets, page F-72

10.	We note you recorded an aggregate of $23 billion in goodwill and assigned $4.9 billion to the Regulated Delivery segment. We are unclear as to why any goodwill would result from the acquisition of the regulated delivery operations as no apparent synergies will be created from the acquisition of the regulated business. Further, your implicit assumption appears to be that the fair value of regulated assets is equal to their carrying value because future recovery of historical cost plus a return in rates would be equal to the discounted cash flows assuming the rate of return is the discount rate. Assuming that the fair value of the regulated delivery segment is its discounted cash flows and the rate of return represents the appropriate discount rate, it appears inconsistent to allocate additional fair value to the regulated operations in excess of their carrying value. To reflect a fair value in excess of the carrying value of the regulated operations would suggest that the total future cash flows expected to be recovered would be discounted at a rate other than the rate of return authorized, the cash flows assumed in the fair value determination differ from what is assumed will be recovered in rates or some combination of the two. Please revise.

Response: The allocation of goodwill to the reporting units, which consist of the Competitive Electric and Regulated Delivery segments, was based on estimated enterprise values for the businesses determined with the assistance of an independent valuation firm. As discussed in SFAS No. 141, paragraphs B102-105, goodwill arises not only from expected synergies, but also from “going concern” value of the existing business.

In the case of the Regulated Delivery segment, “going concern” goodwill represents growth potential and the constructive regulatory environment in the Texas market and the indefinite life of the segment’s service territory franchise; that is to say, it represents the inherent value beyond that of the existing regulated asset base.

Texas is one of the fastest growing states in the US in terms of both residential and business points of electricity delivery, has a high consumer power usage profile due to weather factors and leads the nation in wind-powered generation. Population and industrial growth is expected to continue, with independent forecasts of approximately 2% annual long-term electricity demand growth, and additional wind generation projects are being planned. Importantly, additional transmission capacity is needed to support existing and planned wind generation development, and state authorities have approved a plan to build new transmission infrastructure to move wind generation from west Texas to population centers in the eastern half of the state. The regulated delivery business has filed to construct a substantial portion of this transmission grid and expects that its capital expenditures related to its participation in the transmission build-out will exceed $2 billion over the next several years. The business also expects to invest approximately $700 million in advanced metering systems, replacing over 3 million meters over the next four years. A rate surcharge has already been approved by authorities to recover the investment in the new meters. These investments are in addition to expenditures to

Mr. H. Christopher Owings

Securities and Exchange Commission

October 22, 2008

support growth of its consumer base served by its existing transmission and distribution grid. Further, current cost-based regulation in Texas provides for annual rate increases based on transmission spending, referred to as the “capital tracker” provision, which reflects a regulatory environment that encourages development and maintenance of a power grid that is reliable and of sufficient capacity.

The relative stability of cash flows combined with the growth prospects of the regulated delivery business suggests an attractive investment proposition. As previously disclosed, an agreement was entered into in August 2008 to sell a minority interest in the regulated delivery business. Such sale is expected to close in the fourth quarter of 2008. The purchaser will pay $1.254 billion for an approximate 19.75% interest in the business. This investment amount indicates that the carrying value of the business, including the $4.9 billion in goodwill allocated, does not exceed fair value.

Based on these considerations, we believe the allocation of goodwill to the Regulated Delivery segment was appropriate and consistent with the concepts discussed in SFAS No. 141.

Note 22. Pension and Other Postretirement Employee Benefit (OPEB) Plans, page F-114

11. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Response: Paragraph 30 of SFAS 87 states that the “market-related value of plan assets shall be either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years,” and that this valuation should be applied consistently from year to year. We used the calculated value method to determine the market-related value of the plan assets.

We use a four-year smoothing method to include the realized and unrealized gains or losses in the market-related value of plan assets over a four-year period. Each year, twenty-five percent of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of plan assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

In the Form S-4 and future filings, we will disclose how we determine the market-related value of plan assets as discussed above.

Signatures and Powers of Attorney, page II-028

12. Please amend the signature page of the registration statement to identify the

Mr. H. Christopher Owings

Securities and Exchange Commission

October 22, 2008

company’s principal accounting officer.

Response: We will amend the signature page of the registration statement to identify the company’s principal accounting officer.

******

We would be grateful if the Commission would direct all questions with respect to our accounting responses to Stan Szlauderbach, the Company’s controller (by facsimile at (214) 812-6623 or by telephone at (214) 812-8726) and with respect to all other responses to me (by facsimile at (214) 812-6032 or by telephone at (214) 812-6038).

Very truly yours,

/s/ Andrew M. Wright
Andrew M. Wright
Vice President & Associate General Counsel

cc:	Blair Petrillo
Ellie Bavaria
Jim Allegretto
Donna DiSilvio